

Mail Stop 4631

February 15, 2017

<u>Via E-mail</u>
Mr. Todd Waltz
Chief Financial Officer
Aemetis, Inc.
20400 Stevens Creek Blvd., Suite 700
Cupertino, CA 95014

> **Re: Aemetis, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 29, 2016**
> **File No. 1-36475**

Dear Mr. Waltz:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ W. John Cash

                    W. John Cash
                    Accounting Branch Chief

                    Office of Manufacturing and
                    Construction